Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 27, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 26, 2004, entitled “VODAFONE CONTINUES STRONG PERFORMANCE IN CUSTOMER AND REVENUE GROWTH”.

26 July 2004

VODAFONE CONTINUES STRONG PERFORMANCE IN CUSTOMER AND REVENUE GROWTH

Vodafone Group Plc (“Vodafone”) announces today key performance indicators for the quarter ended 30 June 2004.  The main highlights are:

•                  3.1 million organic net additions, and 2.7 million additions from stake changes, increasing the proportionate customer base to 139.2 million;

•                  Blended annual ARPU up €1 to €362 in Italy, down €1 at €309 in Germany and ¥2,330 to ¥78,365 in Japan, compared to March 2004.  ARPU in the UK was up £5 to £314, including a further £4 uplift from the acquisition of Singlepoint;

•                  Total data revenues increased to 16.3% of controlled service revenues for the year to June 2004 from 15.0% for the year to June 2003; controlled data revenues for the quarter up 13% on an organic basis on the same quarter last year;

•                  9 million controlled Vodafone live!™ customers at the end of June 2004, with a further 1.3 million customers in non-controlled operations;

•                  Mobile Connect Card sales in controlled operations increased to over 300,000, including over 50,000 with 3G capability.

Arun Sarin, Chief Executive of Vodafone, commented:

“Overall we feel we have made a very strong start to this year. We have recorded good performances in both customer and revenue growth. With over 139 million proportionate customers, our business is progressing well, despite a tougher competitive environment in some markets. Data revenues continue to increase helped by Vodafone live! where we now have over 9 million controlled customers. These KPI’s are in line with our expectations and we are therefore reiterating our guidance for the year to March 2005.”

United Kingdom

Vodafone UK added 132,000 net customers in the quarter, taking the total base to 14.2 million registered customers, an increase of almost 7% since last year.  Churn has remained stable due to continued focus on customer retention and loyalty initiatives.  Blended annual ARPU increased to £314 from £309 for the year to March 2004, including a £4 uplift from the Singlepoint acquisition.  The underlying increase in blended ARPU primarily reflects growth in data usage.

The combined benefit of growth in both average customers and in blended ARPU has led to a 14% growth in service revenue for the quarter when compared to the same quarter last year.  Data as a percentage of service revenue for the year to June 2004 was 16.6%, up from 14.7% for the year to June 2003, reflecting the benefit of the increasing penetration of Vodafone live!™ customers, who now total 2 million.

Net acquisition and retention costs as a percentage of service revenues in the quarter were slightly lower than in the quarter to March 2004 due to an increased focus on direct channels but significantly higher than the same quarter last year, reflecting the increased level of competition in the UK market.

Germany

Net customer additions of 462,000 demonstrate continued strong growth in Germany, resulting in a closing base of 25.5 million customers.  Lower spending contract customers continue to represent the majority of net additions with an added benefit from a slightly improved churn rate.

Blended annual ARPU was €309 compared to €310 for the year to March 2004, reflecting the impact of lower spending new customers.

Strong customer growth was the primary driver behind a 7% increase in service revenue for the quarter compared to the same quarter last year, when measured in local currency. Data as a percentage of service revenue for the year to June 2004 was 17.4%, up from 16.7% for the year to June 2003 due to the increased penetration of Vodafone live!™ customers to 3 million.

Net acquisition and retention costs as a percentage of service revenues in the quarter were broadly stable compared with the previous quarter to March 2004 and the same quarter last year.

Italy

Proportionate net customer additions were 205,000 in the quarter, leading to a total proportionate customer base of 16.4 million. Blended annual ARPU increased slightly to €362 from €361 for the year to March 2004, with increasing voice and data usage being offset by a 1% increase in inactivity levels due to the effect of increased competition.  Churn remained broadly stable.

Service revenue for the quarter increased 10% on the same quarter last year, when measured in local currency.  Data as a percentage of service revenue increased to 13.5% for the year to June 2004 from 11.8% for the year to June 2003, reflecting the benefit from a series of promotions and an increase in Vodafone live!™ customers to 1.3 million.

Net acquisition and retention costs as a percentage of service revenues in the quarter slightly increased on the same period last year, reflecting the increase in competitive activity in the Italian market.  However, these costs remain at very low levels when compared to the rest of the Group.

Japan

The closing proportionate base in Japan was 13.2 million, including an additional 2.7 million customers from stake changes as a result of the tender offers for Vodafone Holdings KK and Vodafone KK announced in May.  The Group had an effective ownership of 87.7% in Vodafone KK at the end of June.  Churn levels remained stable, benefiting from the continued investment in customer retention activities.

Vodafone Japan continued to experience a downward trend in blended annual ARPU, falling to ¥78,365 from ¥80,695 for the year to March 2004.  The fall in ARPU reflects the competitive environment, increasing market penetration and growth in prepaid customers.

Service revenue for the quarter decreased by 6% compared to the same quarter last year; however, it was only 1% lower than the quarter to March 2004.  Data as a percentage of service revenue of 21.9% for the year to June 2004 was up slightly on the 20.9% recorded for the year to June 2003 and continues to represent the highest level of data revenue in the Group.

Net acquisition and retention costs as a percentage of service revenues in the period increased slightly on the same quarter last year reflecting the continued high level of competition in the Japanese market.

Products and services

Vodafone live!™ is now available in 20 countries, including 3 partner networks.  Vodafone live!™ with 3G was originally launched in May and is now available in 7 countries, most recently in Sweden.

Vodafone has continued to extend the availability of its business offerings, with the GPRS version of the Mobile Connect Card available in 13 countries and the 3G version in 10.  Significant progress has been made in product offerings to the corporate market with Wireless Office, now available in 10 markets, in conjunction with Blackberry from Vodafone, which is now available in 11 countries.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Notes to editors

(1)             The guidance for the year to March 2005 is contained in Vodafone’s Preliminary Announcement of Results for the year ended 31 March 2004 in which there is a discussion of forward-looking statements and the risks associated with them.

(2)             Service revenue growth is calculated in local currency and before the elimination of intercompany revenue.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS(1) – 1 APRIL 2004 TO 30 JUNE 2004

COUNTRY	PERCENTAGE OWNERSHIP(2)	AT 1 APR 2004	NET ADDITIONS		STAKE CHANGES(3)		AT 30 JUN 2004		PREPAID(4)
	(%)	(000s)	(000s)		(000s)		(000s)		(%)
UK & IRELAND
UK	100.0%	14,095	132		—		14,227		60%
Ireland	100.0%	1,864	17		—		1,881		72%
TOTAL		15,959	149		—		16,108		61%

NORTHERN EUROPE
Germany	100.0%	25,012	462		—		25,474		51%
Hungary	87.9%	1,255	72		—		1,327		80%
Netherlands	99.9%	3,399	55		—		3,454		57%
Sweden	100.0%	1,438	41		—		1,479		37%
Others		9,483	114		—		9,597		48%
TOTAL		40,587	744		—		41,331		50%

SOUTHERN EUROPE
Italy	76.8%	16,232	205		—		16,437		92%
Albania	99.7%	527	22		—		549		97%
Greece	99.4%	3,655		*		*		*	*
Malta	100.0%	161	1		—		162		91%
Portugal	100.0%	3,248	72		—		3,320		72%
Spain	100.0%	9,705	251		—		9,956		56%
Others		738		*		*		*	*
TOTAL		34,266	621		—		34,887		77%

AMERICAS
United States(5)	44.4%	17,257	682		—		17,939		6%
TOTAL		17,257	682		—		17,939		6%

ASIA PACIFIC
Japan	87.7%	10,427	77		2,698		13,202		10%
Australia	100.0%	2,486	12		—		2,498		57%
New Zealand	100.0%	1,607	68		—		1,675		79%
Others		4,969	278		—		5,247		67%
TOTAL		19,489	435		2,698		22,622		62%

MIDDLE EAST AND AFRICA
Egypt	67.0%	1,924	86		—		2,010		81%
Others		3,939	359		—		4,298		87%
TOTAL		5,863	445		—		6,308		86%

GROUP TOTAL		133,421	3,076		2,698		139,195		57%

(1)             A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment / billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

(2)             All ownership percentages are stated as at 30 June 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(3)             Represents a stake increase in Vodafone Japan of 18.0% from 69.7% to 87.7%.

(4)             Prepaid customer percentages are calculated on a venture basis. At 30 June 2004, there were 353.6 million total venture customers.

(5)             The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 June 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

*                    Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VENTURE VODAFONE LIVE!TM CUSTOMERS

	QUARTER TO 30 JUNE 2004
COUNTRY	AT 1 APR 2004 (000s)	NET ADDITIONS (000s)	AT 30 JUN 2004 (000s)

Germany	2,358	623	2,981
Italy	1,024	262	1,286
UK	1,535	447	1,982
Other	1,925	840	2,765

Controlled Total	6,842	2,172	9,014

Vodafone Japan rebranded its J-Sky service to Vodafone live!TM on 1 October 2003. The handsets do not yet incorporate the full Vodafone live!TM experience and so have been excluded from the table above. At June 2004 there were 13.0 million Vodafone live!TM registered venture customers in Japan (March 2004: 13.0 million).

The table above only includes Vodafone live!TM venture customers in controlled operations. At June 2004 there were an additional 1.3 million Vodafone live!TM venture customers in associated undertakings (March 2004: 0.7 million).

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 30 JUNE 2004

	CONTROLLED ACTIVE CUSTOMERS(1) AS AT
COUNTRY	JUN 2003	SEP 2003	DEC 2003	MAR 2004	JUN 2004
Germany	93%	92%	92%	93%	93%

Italy	93%	94%	93%	93%	92%

Japan	98%	98%	98%	97%	97%

UK	91%	91%	91%	91%	91%

Controlled Total	93%	93%	93%	94%	93%

(1)            Active customers are defined as customers who have made or received a chargeable event in the last 3 months.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 JUNE 2004

COUNTRY		Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun
Germany	EUR	25.4	26.2	26.1	27.9	26.7	27.0	27.0	24.9	25.4	24.5	23.2	26.2	25.0	25.5	25.8

Italy	EUR	29.4	30.1	30.7	32.2	29.7	31.1	31.1	29.0	30.4	29.6	27.8	30.6	29.9	30.1	30.8

Japan	JPY	7,050	7,040	6,850	7,130	7,030	6,710	6,760	6,460	6,690	6,360	6,100	6,560	6,300	6,150	6,150

UK(2)	GBP	24.4	25.2	25.5	25.7	24.2	25.6	26.8	26.0	26.2	27.0	24.1	28.3	25.3	27.8	26.8

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 JUNE 2004

	ARPU(1)
COUNTRY	CURRENCY	REGISTERED PREPAID		REGISTERED CONTRACT		REGISTERED TOTAL
UK & IRELAND
UK(2)	GBP	129		567		314
Ireland	EUR	364		1,150		591

NORTHERN EUROPE
Germany	EUR	128		491		309
Hungary	HUF	42,537		163,190		62,200
Netherlands	EUR	165		879		471
Sweden	SEK	863		5,863		4,252

SOUTHERN EUROPE
Italy	EUR	308		920		362
Greece	EUR		*		*		*
Malta	MTL	97		898		167
Portugal	EUR	187		685		331
Spain	EUR	172		668		389

ASIA PACIFIC
Japan	JPY	N/A		N/A		78,365
Australia	AUD	306		941		601
New Zealand	NZD	349		1,836		668

MIDDLE EAST AND AFRICA
Egypt	EGP	777		3,080		1,198

ARPU – HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	JUN 2003	SEP 2003	DEC 2003	MAR 2004	JUN 2004
Germany	EUR	313	312	311	310	309

Italy	EUR	351	355	359	361	362

Japan	JPY	86,183	84,818	82,917	80,695	78,365

UK(2)	GBP	297	297	303	309	314

(1)             ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

(2)             During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.

The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to June 2003, September 2003 and December 2003 from £291, £292 and £300 to £297, £297 and £303 respectively.

*                   Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES(1)

PROPORTIONATE BASIS

	12 MONTHS TO 30 JUNE 2004			JUNE 2004 (MONTH ONLY)
	MESSAGING	DATA	TOTAL	MESSAGING	DATA	TOTAL

COUNTRY

UK & IRELAND
UK	14.4%	2.2%	16.6%	14.3%	2.9%	17.2%
Ireland	19.0%	1.6%	20.6%	18.3%	1.9%	20.2%
TOTAL	15.1%	2.1%	17.2%	14.9%	2.7%	17.6%

NORTHERN EUROPE
Germany	15.4%	2.0%	17.4%	14.5%	2.6%	17.1%
Others	9.1%	1.6%	10.7%	9.0%	1.9%	10.9%
TOTAL	12.4%	1.9%	14.3%	11.8%	2.3%	14.1%

SOUTHERN EUROPE
Italy	12.4%	1.1%	13.5%	11.8%	1.4%	13.2%
Others	10.2%	1.1%	11.3%	10.2%	1.5%	11.7%
TOTAL	11.3%	1.1%	12.4%	10.9%	1.5%	12.4%

AMERICAS
United States	1.6%	1.6%	3.2%	2.0%	2.1%	4.1%
Others	0.1%	—	0.1%	—	—	—
TOTAL	1.6%	1.6%	3.2%	2.0%	2.1%	4.1%

ASIA PACIFIC
Japan	7.6%	14.3%	21.9%	7.4%	13.7%	21.1%
Others	12.7%	1.5%	14.2%	14.9%	1.9%	16.8%
TOTAL	8.9%	11.1%	20.0%	9.2%	10.9%	20.1%

MIDDLE EAST AND AFRICA	5.0%	0.2%	5.2%	4.9%	0.4%	5.3%

PROPORTIONATE GROUP TOTAL	10.1%	3.2%	13.3%	9.8%	3.4%	13.2%

STATUTORY BASIS

CONTROLLED GROUP TOTAL	12.0%	4.3%	16.3%	11.7%	4.3%	16.0%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

	12 MONTHS TO					(MONTH ONLY)
COUNTRY	JUN 2003	SEP 2003	DEC 2003	MAR 2004	JUN 2004	JUN 2003	SEP 2003	DEC 2003	MAR 2004	JUN 2004
Germany	16.7%	17.0%	17.2%	17.4%	17.4%	16.9%	16.3%	19.5%	16.9%	17.1%

Italy	11.8%	12.2%	12.7%	13.3%	13.5%	12.5%	12.4%	14.7%	13.6%	13.2%

Japan	20.9%	21.3%	21.8%	21.9%	21.9%	21.8%	21.2%	22.4%	21.5%	21.1%

UK	14.7%	15.0%	15.5%	16.1%	16.6%	14.6%	14.7%	17.5%	16.9%	17.2%

Proportionate Total	11.7%	12.2%	12.5%	13.0%	13.3%	12.1%	12.2%	14.2%	13.2%	13.2%

Statutory Total	15.0%	15.5%	15.9%	16.1%	16.3%	15.3%	15.2%	17.3%	16.1%	16.0%

(1)             Non-voice services as a percentage of service revenues are calculated before the elimination of intercompany revenue at a country level and after elimination at the Group level.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary